SECURIT 04004245 IISSION

SEC FILE NO.
8-46713

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2004 188 SECTION

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (mm/dd/yy) AND ENDING 12/31/03 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

THE SHEMANO GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

601 CALIFORNIA STREET, SUITE 1150
(No and Street)

SAN FRANCISCO	CALIFORNIA	94108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY J. SHEMANO (415) 274-3200
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **GARY J. SHEMANO**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **THE SHEMANO GROUP, INC.**, as of **DECEMBER 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SHELLY B. SCHAFFER
Commission # 1407909
Notary Public - California
San Francisco County
My Comm. Expires Mar 28, 2007

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(X)	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Shemano Group, Inc.

Annual Audit Report

December 31, 2003

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

The Shemano Group, Inc.

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
The Shemano Group, Inc.
San Francisco, California

We have audited the accompanying statement of financial condition of The Shemano Group, Inc. as of December 31, 2003, and the related statements of income, changes in stockholder's equity, cash flows and liabilities subordinated to the claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Shemano Group, Inc. at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst Wintter & Associates

February 20, 2004

The Shemano Group, Inc.

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents		$ 130,836
Receivables from clearing organization		1,965,948
Securities owned, at market value		96,991
Other assets and receivables		121,901
Secured demand note receivable		110,000
Property and equipment, net of		
$279,354 accumulated depreciation		396,912
Total assets		$ 2,822,588

Liabilities and Stockholder's Equity

Securities sold, not yet purchased		$ 4,634
Commissions payable		337,167
Accounts payable and accrued expenses		384,291
State income taxes payable		11,112
Capital lease obligation		47,138
Total liabilities		784,342
Subordinated liability		110,000
Stockholder's equity		
Common stock (no par value, 100,000 shares		
authorized; 10,000 shares issued and outstanding)	$ 10,000	
Additional paid-in capital	145,000	
Retained earnings	1,773,246	
Total stockholder's equity		1,928,246
Total liabilities and stockholder's equity		$ 2,822,588

See independent auditor's report and accompanying notes.

The Shemano Group, Inc.

Statement of Income

For the Year Ended December 31, 2003

Revenue		
Investment banking fees	$	4,358,613
Commission revenue		2,907,934
Market making and trading profit		2,454,746
Syndication and trading		1,252,272
Interest and dividend income		72,783
Other income		159,412
Total revenue		11,205,760
Expenses		
Compensation		6,994,209
Professional services		779,778
Clearing fees		557,322
Rent		320,916
Quote fees		249,218
Depreciation		65,967
Commission Expense		33,000
Interest		25,634
Other operating expenses		1,069,142
Total expenses		10,095,186
Income before income taxes		1,110,574
Income tax provision		20,211
Net income	$	1,090,363

See independent auditor's report and accompanying notes.

The Shemano Group, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2003

	Common Stock	Paid in Capital	Retained Earnings	Stockholder's Equity
December 31, 2002	$ 10,000	$ 25,000	$ 1,090,263	$ 1,125,263
Additional paid in capital		120,000		120,000
Distributions			(407,380)	(407,380)
Net income			1,090,363	1,090,363
December 31, 2003	$ 10,000	$ 145,000	$ 1,773,246	$ 1,928,246

See independent auditor's report and accompanying notes.

The Shemano Group, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,090,363
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	65,967
(Increase) decrease in:	
Receivable from clearing organization	(1,431,791)
Securities owned, at market value	182,882
Other assets and receivables	6,672
Prepaid expense and other assets	1,099
Increase (decrease) in:	
Securities sold, not yet purchased	(10,770)
Commissions payable	137,865
Accounts payable and accrued expenses	259,119
State income taxes payable	11,112
Net cash provided (used) by operating activities	312,518
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(84,550)
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayments of capital lease obligation	(20,454)
Capital contributions	120,000
Distributions	(360,000)
Net cash provided (used) by financing activities	(260,454)
Net increase (decrease) in cash and equivalents	$ (32,486)
Cash and equivalents, beginning of year	163,322
Cash and equivalents, end of year	$ 130,837
NONCASH INVESTING AND FINANCING ACTIVITIES	
Retirement of subordinated obligation	$ 140,000
Issuance of subordinated obligation	$ 110,000
Distribution of property	$ 47,380
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Income taxes paid	$ 8,000
Interest paid	$ 10,410

See independent auditor's report and accompanying notes.

The Shemano Group, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2003

Subordinated liabilities at December 31, 2002	$ 140,000
Change:	
Retirement of subordinated obligation	(140,000)
Issuance of subordinated obligation	110,000
Subordinated liabilities at December 31, 2003	$ 110,000

See independent auditor's report and accompanying notes.

The Shemano Group, Inc.

Notes to the Financial Statements

Year Ended December 31, 2003

(1) Organization

The Shemano Group, Inc. (the Company) was formed on November 6, 1993. The Company's primary business is that of a broker-dealer with customer accounts throughout the United States. The Company conducts business under a fully disclosed agreement with Correspondent Service Corporation (CSC).

On November 9, 1993, the Company registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934. On January 20, 1994, the Company was granted a broker-dealer certificate by the California Department of Corporation and the Company became a member of the National Association of Securities Dealers, Inc.

(2) Summary of Significant Accounting Policies

Customer and Proprietary Securities Transactions

The Company clears all customers' transactions on a fully disclosed basis in accordance with a clearing agreement with CSC. The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker of customer securities to CSC and does not otherwise hold funds or securities for, or owe money or securities to, customers. Commission income and expenses and related clearing charges generated from customer securities transactions are recorded on a settlement date basis which is not significantly different than trade date basis.

The Company, in its capacity as a securities dealer, records proprietary securities transactions in regular-way trades on the trade date, as if they had settled. Profit and loss arising from all proprietary securities transactions entered into and for the account and risk of the Company are recorded on a trade date basis. In connection with these proprietary securities transactions, the Company will have amounts receivable and payable to their clearing broker for these transactions that have not reached their contractual settlement date. These receivables and payables are recorded net on the statement of financial conditions.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include demand deposits and highly liquid investments with original maturities of three months or less which are not held as collateral for any corporate obligations.

(2) Summary of Significant Accounting Policies (Continued)

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Property and Equipment
Property and equipment are valued at cost. Depreciation is being provided by the use of accelerated and straight-line methods over the estimated useful lives of the assets.

Securities Owned & Securities Sold, Not Yet Purchased
Securities owned and securities sold, not yet purchased consist of equity securities and are stated at market value with related changes in unrealized appreciation or depreciation reflected in trading profit. Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

Income Taxes
The Company, with the consent of its sole shareholder, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholder's federal and state individual income tax returns. However, the Company is liable for California Franchise tax on S corporations.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Shemano Group, Inc.

Notes to the Financial Statements

Year Ended December 31, 2003

(3) Retirement Plan

The Company sponsors a 401(k) plan in which employees may elect to defer a portion of their compensation.

(4) Property and Equipment

Furniture and equipment	$ 272,653
Automobile	75,300
Leasehold improvements	251,979
Equipment under capital lease	76,334
	$ 676,266
Less accumulated depreciation	279,354
	$ 396,912

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital (Rule 15c3-1) which requires the Company to maintain minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2003, the Company's net capital was $1,463,949 which exceeded the requirement by $1,213,949.

(6) Related Party Transactions

Subordinated Borrowing
The Company has one obligation subordinated to claims of general creditors pursuant to an agreement approved by the NASD, a subordinated loan of $110,000 bearing interest at 5% per annum and expiring on April 15, 2004. The loan was made to the Company by its sole stockholder. During the year, a subordinated loan of $140,000 was retired. Interest accrued during 2003 totaled $15,224 on these loans. The subordinated loan is allowable in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

(7) Standby Letter of Credit

On December 31, 2002, the Company was contingently liable under a $100,000 irrevocable standby letter of credit at Union Bank of California secured by all assets of the Company. The letter of credit automatically expires and renews each October 31 until final expiration on October 31, 2005. The irrevocable standby letter of credit is security on the Company's office lease.

(8) Commitments

Lease Obligations
The Company leases office space in San Francisco, California. The lease began on September 31, 1999 and ends October 31, 2005. The annual future minimum lease payments are as follows:

Year ended	Amount
December 31, 2004	$ 292,350
October 31, 2005	246,249
	$ 538,599

Capital Leases Obligations
The Company leases equipment under several capital lease obligations. The assets and liabilities recorded under these capital leases were valued at their fair market value of $76,335. The assets are being depreciated over their estimated useful lives of three to five years. Depreciation of $24,427 was included in depreciation expense for 2003. The annual future minimum lease payments are as follows:

Year ended	Amount
December 31, 2004	$ 30,224
December 31, 2005	19,355
December 31, 2006	4,727
May 30, 2007	1,970
	$ 56,276

(9) Risk Concentrations

At December 31, 2003, the Company held deposits at a financial institution, which were in excess of applicable federal insurance limit by $341,794.

(10) Financial Instruments with Off- Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

(11) Income Taxes

The provision for income tax expense shown in the accompanying statement of income consists of current taxes of $20,211. The deferred tax asset is the result of temporary differences between cash basis of accounting for tax purposes versus accrual basis accounting for the financial statements. Since it is more likely than not the deferred tax assets will be unrealized, a valuation allowance of $5,771 has been established.

The net deferred tax assets consist of the following:

Deferred tax assets	$ 5,771
Valuation allowance	(5,771)
	$ 0

SUPPLEMENTAL INFORMATION

The Shemano Group, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2003

Net Capital:		
Total stockholder's equity qualified for net capital		$ 1,928,246
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		110,000
Total capital and subordinated liabilities		2,038,246
Less: Non-allowable assets		
Other assets and receivables	$ 121,901	
Property and equipment (net)	396,912	
Total non-allowable assets		518,813
Net capital before haircuts		1,519,433
Less: Haircuts on securities		55,484
Net capital		$ 1,463,949
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $784,342 or $250,000, whichever is greater		250,000
Excess of capital		$ 1,213,949

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2003)

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2003	$ 1,551,088
Decrease in stockholder's equity	(169,584)
Decrease in non-allowable assets	82,445
Net capital per above computation	$ 1,463,949

The Shemano Group, Inc.

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2003

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are cleared through Correspondent Securities Corporation or otherwise processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control Requirements Under Rule 15c3-3

For the Year Ended December 31, 2003

Not applicable

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
The Shemano Group, Inc.
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of The Shemano Group, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2003, and this report does not affect our report thereon dated February 20, 2004.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 20, 2004